Exhibit 99.1

NEWS RELEASE	OTC BB: VCTPF
SEPTEMBER 16, 2008	CUSIP: 918881103

VALCENT SIGNS LICENSE AGREEMENT
FOR THE PROVINCE OF ALBERTA

El Paso, TX. – September 16, 2008 –Valcent Products Inc. has signed a License Agreement with a private Alberta Corporation (“Albertaco”) based in Fort McMurray, Alberta, Canada for the exclusive use of Valcent’s High Density Vertical Growing System (“HDVGS”), for vegetables, in the Province of Alberta. Under the terms of the agreement, Albertaco will invest US$1,500,000 by purchasing Valcent equity at $.60 per unit consisting of one share and one-half share purchase warrant. One whole warrant will entitle Albertaco, on exercise, to purchase one additional common share at a price of $.75 for a two year period.

Valcent will have a carried 30% equity interest in Albertaco until Albertaco has raised US $10 Million in equity, for the commercialisation of HDVGS in Alberta. Thereafter, Valcent shall have anti dilution rights to purchase 30% of any further equity issued.

In addition, on Albertaco’s completion of the purchase of Valcent equity as well as Albertaco’s successfully completing the commercial production from its first HDVGS, then Valcent shall offer first rights to deploy HDVGS, and any related or subsequent HDVGS modifications for a term of 3 years with the right to renewal on certain conditions.

Albertaco has determined that there is a significant requirement for a year round production and supply of high quality fresh produce in the Alberta market. Historically, produce is transported from as far away as Mexico to service this area resulting in high cost and a low quality product. The HDVGS approach to producing vegetables includes a reduced level of water usage; the ability to reduce the time and distance of the supply chain; reduce transportation and fuel costs; reduced land usage; and fresh produce 12 months a year, successfully addresses the current issues in Alberta, which has experienced tremendous growth from the development of the Alberta Oil Sands and other conventional oil projects.

Glen Kertz, Valcent’s President and CEO commented, “The needs of Alberta consumers will be well served by Albertaco and their initiative to employ the HDVGS system. The effects of high fuel prices inflating food costs experienced in that marketplace will be largely mitigated with the HDVGS technology. This renewable, high density crop technology, sited in urban areas and using only five percent of the water of conventional crops, is critical in insuring food supply at reasonable cost. Valcent anticipates the application of HDVGS will appear everywhere across agriculture globally and this license is the second tangible evidence of this proposition, noting that Valcent recently signed a similar territory license for Australia”

About Valcent Products, Inc:

Valcent Products Inc. (OTCBB: VCTPF) develops highly innovative consumer and industrial products and processes for global markets. A pioneer and leader in ecotechnology with its core research and development in sustainable, renewable, and intense growth of agricultural products, all Valcent products and processes have patents or patents pending on integral technologies. For more information, visit: www.valcent.net

Contacts:
Investor Relations Steve McGuire or Gerry Jardine or Mike Parker 866.408.0153 or 800.877.1626	Media Relations Nancy Tamosaitis Vorticom Public Relations 212.532.2208 Nancyt@vorticom.com

This press release contains forward-looking information as defined by the Securities and Exchange Commission (the “SEC”). This material contained in this press release that addresses activities, events or developments that Valcent Products Inc. believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements by definition involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Valcent to be materially different from the statements made herein. Among others, these risks include but are not limited to the following: (i) limited liquidity and capital resources; (ii) serious business competition, (iii) fluctuations in operating results may result in unexpected reductions in revenue and stock price volatility; (iv) delays in product releases and introductions may result in unexpected reductions in revenue and stock price volatility, and (v) errors or defects in products may cause a loss of market acceptance and result in fewer sales.  Furthermore, Valcent does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in Valcent’s recent filings with the SEC.